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Filed by divine, inc. pursuant to
Rule 425 under the Securities Act of 1933

Subject Company: Viant Corporation
Registration No. 333-90800

        The following is a description of the Amendment to Agreement and Plan of Merger and Reorganization which was filed by divine, inc. ("divine") with the Securities and Exchange Commission ("SEC") under cover of a Current Report on Form 8-K on July 25, 2002.

        On July 23, 2002, divine, inc. ("divine"), DVC Acquisition Company ("Merger Sub"), and Viant Corporation ("Viant", and collectively, with divine and Merger Sub, the "Parties") entered into an amendment (the "Amendment") to the Agreement and Plan of Merger and Reorganization, dated as of April 5, 2002 (the "Merger Agreement") by and among the Parties. Pursuant to the terms of the Amendment, upon consummation of the Merger (as defined in the Merger Agreement), each outstanding share of Viant common stock will be acquired by divine for a number of shares of divine Class A common stock equal to the quotient of (x) the lesser of (i) the Merger Consideration (as defined below) or (ii) 19.99% of the number of shares of divine Class A common stock issued and outstanding as of the closing date, divided by (y) the number of shares of Viant common stock issued and outstanding as of the second business day prior to the closing date. The term "Merger Consideration" means a number of shares of divine Class A common stock equal to $7,500,000 divided by the average trading price of divine Class A common stock. The average trading price for the divine Class A common stock will be equal to the volume weighted average closing sale price per share for the 10-day trading period ending 2 days prior to the closing of the Merger, but the volume weighted average closing sale price per share for this calculation will not be less than $2.0325 or greater than $2.9675.

        In connection with the closing of the Merger, Viant will distribute cash in the amount of $72.5 million to the Viant stockholders of record prior to the consummation of the Merger ("the Distribution"). The Distribution will be increased by the amount, if any, of cash proceeds Viant receives upon the exercise of employee options following the date of the Amendment. The record date for the Distribution has not yet been set.

        In addition, the Distribution and Merger Consideration may be increased by $1,100,000, in the aggregate, upon the realization of certain cost savings related to vendor agreements.

        Under the terms of the Amendment, the outstanding options to purchase shares of Viant common stock under the Viant 1996 Stock Option Plan and the Viant 1999 Option Plan ("Company Options") will not be assumed or substituted by divine or the surviving company. As a result, all Company Options, whether vested or unvested, will accelerate and become immediately exercisable, and each of these plans will terminate, prior to the consummation of the Merger. In addition, the modified terms of the transaction removed certain operational covenants related to divine's business and extended the termination date from August 5, 2002 to a date no later than September 30, 2002.

        Consummation of the Merger is subject to a number of conditions, including approval of the Merger by the stockholders of Viant. As a result of the revised terms, no vote of the divine shareholders will be required.

        For information regarding the terms and conditions of the Merger or the Amendment, including the consideration to be issued to Viant stockholders and the conditions to consummation of the Merger, reference is made to (i) the Merger Agreement, which was filed as Exhibit 2.1 on Form 8-K with the SEC on April 8, 2002 and is incorporated by reference herein, (ii) the Amendment which was filed as Exhibit 2.1 on Form 8-K with the SEC on July 25, 2002 and is incorporated by reference herein and (iii) the press release jointly issued by divine and Viant on July 23, 2002, which was filed as Exhibit 99.1 on Form 8-K with the SEC on July 25, 2002 and is incorporated by reference herein.

        Investors are urged to read the proxy statement/prospectus for the Merger when it is filed with the SEC, and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. After they have been filed, you may obtain these documents free of charge at the web site maintained by the SEC at http://www.sec.gov or from divine at http://www.divine.com or Viant at http://www.viant.com.

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Subject Company: Viant Corporation Registration No. 333-90800